Exhibit 6.3

ORDER FORM NO. 1

TO ISSUANCE TERMS AND CONDITIONS FOR SERVICES

Customer Name: NILEBUILT CORP

Customer Email/Contact: manoj.krishan@nilebuilt.com

Effective Date: 03 / 24 / 2023

Order Form: The customer named above and signing below (“Customer”) wishes to access and use the Platform to conduct an exempt Offering under Regulation A, Regulation Crowdfunding, or Regulation D 506(c), pursuant to an Offering Circular to be qualified by the SEC, or a Form C or D to be submitted to the SEC, and intends to launch a strategic campaign (the “Campaign”) through its own website to raise capital financing.

The purpose of this Order Form is to set forth the details of the Services being purchased. Company and Customer may enter into one or more Order Forms for Services. Any conflicting terms in an Order Form will be governed by the most recent Order Form between the parties. Any conflict between an Order Form and the Terms and Conditions (linked below) will be governed by the Order Form. For the avoidance of doubt, each Order Form contains separate fees payable by Customer.

Description of Platform Services & Fees: Issuance provides a securities offering subscription platform (“Portal”) and owns and maintains proprietary tools and technology, negotiated third-party integrations, certain back-end tools, and other technology and operational processes (collectively with the Portal, the “Platform”) for conducting, managing and/or enabling technology-driven capital raises of securities (each, an “Offering”), and for maintaining and managing investor data, reporting and communications for its Customers. Issuance retains the right to assess a fee upon investors as they complete each subscription of investment (the “Subscription Fee”), charged at Issuance’s sole discretion. Fees applicable to the Platform Services will be attached to this Order Form, if applicable, as an Exhibit.

Description of Professional Services and Fees: Issuance offers certain professional services to Customers in connection with an Offering. Any professional services requested by a Customer will be set forth in a statement of work (“Statement of Work”) and attached to this Order Form, if applicable, as an Exhibit.

Platform Fees, if applicable, are attached as an Exhibit titled “Platform Fee Schedule”

Professional Services Fees, if applicable, are attached as an Exhibit titled “Statement of Work”

Invoices and Payments. All cash payments to be made hereunder shall be made by ACH, bank transfer, or wire transfer of immediately available U.S. funds to an account designated by Company. Payments for invoices are due within 30 days of invoice date. Issuer agrees and acknowledges that Issuance will hold back 10% of any capital financing for investor refunds, chargebacks or disputes (the

1

“Holdback”). The Holdback will be released to Issuer upon the later to occur of fourteen (14) days after all funds have been received for the capital financing or thirty (30) days after the investor’s wire; provided that, any dispute or refund request will extend the Holdback period until such dispute or refund has been finally resolved. Issuance and Customer will determine in good faith whether to refund the investor’s money using the Holdback, with Issuance making the final determination. Issuance may reverse the disputed transfer through Stripe or charge the primary payment method on-file provided to Issuance by Customer if the amount of the Holdback is insufficient. In the event that a refund is requested by an investor, and such request is determined to be acceptable by both Issuance and Customer, Customer will be responsible for any resulting fees for refund processing, including without limitation but not limited to a 1.5% refund processing surcharge ultimately payable to Stripe.

Term: The Initial Period shall include the Campaign Planning & Development Phase and the Live Offering Phase. The Campaign Planning & Development Period shall run until the launch date of the Offering (“Campaign Launch”), at which time the Live Offering Phase commences. The Live Offering Phase shall run until the close of Customer’s offering (“Campaign Close”) or as agreed upon in writing.

Termination: This Order Form and applicable exhibits shall terminate upon the date of Campaign Close or as agreed upon in writing. Issuance or Customer may terminate the provision of Services on this or any Order Form as well as any related Statement of Work or Platform Fee Schedule upon 30 days written notice to the other party.

Acknowledgement: Customer acknowledges that Company is not a registered broker-dealer under the Securities Exchange Act of 1934, as amended, or any similar state law, that Company is not registered as an investment advisor under the Investment Advisers Act of 1940, as amended, or any similar state law, and that Company cannot engage in the solicitation of investors or the offer or sale of securities or provide investment advice of any kind. Customer acknowledges that Company is unable to accept any compensation arrangements that would, in the opinion of Company or its legal advisers, result in Company’s becoming subject to registration or other qualification under any regulatory regime.

Terms and Conditions applicable to this Order Form are located at the following link: https://docs.google.com/document/d/1cXaHJqxmA_0hLBQstPaA32U3cFszgXJ5DseI_MB1tyI/edit?us p=sharing

Counterparts. This Agreement may be executed in one or more counterparts and each such counterpart will be deemed an original and will become effective and binding as of the Effective Date.

NOW, THEREFORE, the Parties hereby execute this Agreement as of the Effective Date, pursuant to the above Terms and Conditions and in agreement to any Fee Schedule or Statement of Work herein.

2

	COMPANY:		CUSTOMER:
	ISSUANCE, INC.		NILEBUILT CORP

By:	Darren Marble	By:	NILEBUILT CORP
Its:	CEO	Its:	COFOUNDER
	Address:		Address:
	21031 Ventura Blvd. Suite 1105 Woodland Hills, CA 91364		2701 E. Grauwyler Rd. Building 1, DPT#1075 Irving,TX 75061-3414

3

EXHIBIT A

PLATFORM FEE SCHEDULE

Fees

Platform Fees	Fee	Term
Platform Setup Fee	$15,000 one-time[1]	Due on signing
Platform License Fee	$2,495 per month	Monthly during Live Offering Phase
Subscription Fee	$15 per subscription of investment	Payable during Live Offering Phase

Payment Processing Fees	Fee	Term
Credit Card Processing	4%
ACH Processing	3%	Ongoing during Live Offering Phase
Wire Processing	1%

Term of Fees. Platform Setup Fee shall be due on signing. Platform License Fees shall be assessed monthly during the Live Offering Phase. Payment Processing Fees and Subscription Fees shall be assessed on an ongoing basis during the Live Offering Phase.

Payment of Fees. Platform Fees and Payment Processing Administration Fees shall be either collected directly by Company in the course of processing funds through the Platform, assessed via manual invoice, or assessed on a monthly basis for cash payment. All cash payments to be made hereunder shall be made by ACH, bank transfer, or wire transfer of immediately available U.S. funds to an account designated by Company.

1 Note: if Customer executes Order Form within 7 days of receipt and completes payment of Platform Setup Fee within 10 days of Order Form receipt, Platform Setup Fee will be discounted from $15,000 to $5,000.

4

Title	Issuance Contract Reg A - NileBuilt V2
File Name	Issuance Order Fo...eg A.docx (1).pdf
Document ID	13270b93477783763d987a8e2e22374c20951602
Audit trail date format	MM / DD / YYYY
Status	● Signed

Document History

03/ 23 / 2023	Viewed by - (manoj.krishan@nilebuilt.com)
15:56:13 UTC	IP: 98.195.108.156

03 / 23 / 2023	Electronic record and signature disclosure accepted by (manoj.krishan@nilebuilt.com)
15:56:17 UTC	IP: 98.195.108.156
GUID: 400336a06d6f8a2a58256b6855f3e86bc1727850

03 / 24 / 2023	Signed by - (manoj.krishan@nilebuilt.com)
14:36:47 UTC	IP: 98.195.108.156

03 / 24 / 2023	The document has been completed.
14:36:47 UTC